Exhibit 99.1

Company Contacts: Katia Fontana Vice President and Chief Financial Officer (514) 397-2592 For all press and media inquiries, please contact: Press@birks.com

BIRKS GROUP REPORTS FY2025 HOLIDAY PERIOD SALES RESULTS

Montreal, Quebec. January 29, 2025 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), reported its sales results for the 8 week interim sales period ended December 28th, 2024 (the “FY2025 Holiday Period”), resulting in an increase of 4.0% in net sales as compared to the comparable period in FY2024. Comparable store sales for the FY2025 Holiday Period increased by 1.3% as compared to the corresponding period in FY2024.

The 4.0% increase in net sales for the FY2025 Holiday Period, as compared to the corresponding period in FY2024, was driven primarily by a strong sales performance in the retail sector where third-party branded watches outperformed the sales during the comparable period in FY2024, and by strong performance in e-commerce. The 1.3% increase in comparable store sales in the FY2025 Holiday Period versus the comparable period in FY2024, was also mainly attributable to the performance of branded watches.

Mr. Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “Our teams have delivered good sales results this holiday period as compared to the corresponding period last year, including sales growth over last year. We continue working on improving our operations despite increased pressure on costs and margins. We remain focused on delivering excellence in customer service, and I would like to sincerely thank all our employees for their continued hard work and dedication.”

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. Comparable store sales include stores open in the same period in both the current and prior period. We include e-commerce sales in our comparable store sales calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized or relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales measure the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measure the change in net sales for the portion of time that such store was open in both periods. We believe that this measure provides meaningful information on our performance and operating results. However, readers should know that this financial measure has no standardized meaning and may not be comparable to similar measures presented by other companies.

About Birks Group Inc.

Birks Group is a leading designer of fine jewellery, and operator of luxury jewellery, timepieces and gifts retail stores in Canada. The Company operates 18 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand, one location in Vancouver under the Patek Philippe brand, and three retail locations in Laval, Ottawa and Toronto under the Breitling brand. Birks brand fine jewellery collections are also available through select SAKS Fifth Avenue stores in Canada and the U.S., select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States, in W. Kruk stores in Poland as well as several jewellery retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewellery, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

Forward Looking Statements

This press release contains forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” “continue,” “strategy,” “focus” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about anticipated economic conditions, and our strategies for growth, performance drivers, expansion plans, sources or adequacy of capital, expenditures and financial results, as well as statements regarding our continued work on improving our operations despite increased pressure on costs and margins and our continued focus on delivering excellence in customer service, are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) a decline in consumer spending or deterioration in consumer financial position; (ii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, inflation, increases in commodity prices and borrowing or operating costs, or other pricing environment factors and their related impact on the Company’s costs and expenses; (iv) changes in interest rates; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewellers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; (vi) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in prime retail locations, and invest in its website and e-commerce platform; (vii) the Company’s ability to continue to borrow under its Amended Credit Facility and Amended Term Loan; (viii) the Company’s ability to maintain profitable operations, as well as maintain specified excess availability levels under its Amended Credit Facility, make scheduled payments of principal and interest, and fund capital expenditures; (ix) the Company’s ability to execute its strategic vision; (x) the geopolitical environment and increased political uncertainty; (xi) the impact of weather-related incidents, natural disasters, strikes, protests, riots or terrorism, acts of war or another public health crisis or disease outbreak, epidemic or pandemic on the Company’s business; and (xii) the Company’s ability to invest in and finance capital expenditures, (xiii) the Company’s ability to maintain its listing on the NYSE American or to list its shares on another national securities exchange, and (xiv) the Company’s ability to continue as a going concern.

Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 16, 2024, as amended on July 18, 2024, and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.